Exhibit 17

                      Price Waterhouse LLP
                     201 North Service Road
                       Melville, NY 11747




October 20, 1997

Mr. Hans Kaemmlein
Chairman of the Board
Advanced Media, Inc.
80 Orville Drive
Bohemia, New York 11716

Dear Hans:

I was pleased to hear from you that Advanced Media seems to be turning the corner. As you know, the relationship between Advanced Media and Price Waterhouse was founded on the expectation that Advanced Media would be achieving significant growth between 1995 and the present. Although you have achieved a great deal during the period, we unfortunately find ourselves unable to continue the relationship given the financial constraints that Advanced Media continues to face.

Accordingly, we hereby advise you of our decision to not stand for re-election as independent accountants to Advanced Media for the year ending December 31, 1997. Enclosed is a letter which formally acknowledges this decision, a copy of which we will send to the Securities and Exchange Commission upon receipt of acknowledgment from you. I am willing to assist you in transitioning the audit to a new auditor at your earliest convenience upon the satisfactory resolution of our outstanding invoices of $42,500.

Please be advised that in accordance with SEC regulations, whenever the principal accountant of an SEC registrant has resigned or declined to stand for re-election, the registrant is required to file a Form 8-K that provides the information required by Regulation S-K Item 304(a). The Form 8-K is required to be filed within 5 business days of the notification. To assist you in the preparation of the Form 8-K, I have enclosed an example of the appropriate responses to item 304(a).

Sincerely yours,

/s/Richard F. Kalenka

Richard F. Kalenka